UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

THE BANK OF TOKYO-MITSUBISHI, LTD.
(Translation of registrant's name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ..X... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes .... No ..X...

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

Mitsubishi Tokyo Financial Group, Inc.

Application Submitted for Commencement of Civil Rehabilitation Proceedings by Japan Central Colosseum Co., Ltd.: Eventual Possibility of Credit Loss

Tokyo, September 25, 2002---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that the credit provided by its subsidiary, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) to Japan Central Colosseum Co., Ltd. may eventually not be repaid due to the event described hereunder.

1. Outline of Japan Central Colosseum Co., Ltd.

(1) Head office:	4-35, Minami Aoyama 5-chome, Minato-ku, Tokyo, Japan
(2) Representative:	Tomohiro Iwasa
(3) Capital:	Japanese yen 80 million
(4) Business:	Golf course and tennis court management

2. Event and date of occurrence

Japan Central Colosseum Co., Ltd. submitted application for commencement of civil rehabilitation proceedings to the Tokyo District Court on September 25, 2002.

3. Outstanding credit balance to Japan Central Colosseum Co., Ltd.

BTM: Japanese yen 16,797 million

4. Influence on MTFG's business results

This event is not expected to have any material effect on MTFG's business forecast for the current fiscal year.

* * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136

Bank of Tokyo-Mitsubishi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI, LTD.

Date : September 25, 2002

By J. Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

Bank of Tokyo-Mitsubishi

The Bank of Tokyo-Mitsubishi, Ltd.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100 Japan

September 25, 2002

New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
Attn: Mr. Ken Smythe (Account Manager)

Re : Eventual Possibility of Credit Loss : Application Submitted for Commencement of Civil Rehabilitation Proceedings by Japan Central Colosseum Co., Ltd.

S.E.C.
SEP 2 5 2002
1086

Dear Sirs,

Please be notified that the attached news was released.

Very truly yours,

Junichirou Otsuda
Chief Manager
General Affairs Office

cc: Filing Desk
Securities and Exchange Commission

Ms. Jennifer Monaco / Mr. Kainoshin Hara
The Bank of New York

Mr. Jim Coufos
Spear, Leeds & Kellogg